So
3/6/02 **



SEC[illegible] [illegible]OMMISSION

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SEC MAIL PROCESSING RECEIVED MAR 04 2002 143 WASH., D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banca IMI Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue - 35th Floor
(No. and Street)

PROCESSED MAR 08 2002 THOMSON FINANCIAL

New York	NY	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Di Bella 212-326-1118
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Giovanni Palacardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banca IMI Securities Corp., as of December 31, 2001, ~~19~~XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

G. P[signature]

Signature

Chief Executive Officer

Title

Marina Belcic [signature]

Notary Public

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition
December 31, 2001



SEC MAIL
PROCESSING
RECEIVED
MAR 0 4 2002
143
WASH., D.C.
SECTION



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Banca IMI Securities Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Banca IMI Securities Corp. and its Subsidiary (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

As discussed in Note 4 and Note 9 to the consolidated financial statement, the Company has extensive transactions and relationships with affiliates.

PricewaterhouseCoopers LLP

February 22, 2002

Banca IMI Securities Corp.
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 10,536,159
Cash segregated in compliance with federal regulations	2,585,769
Securities purchased under agreements to resell	122,356,250
Receivable from affiliates	1,802,738
Investment in affiliates	41,183
Receivable from brokers, dealers and clearing organizations	63,805,881
Receivable from customers	79,641,458
Securities owned - at market value	20,080,006
Exchange memberships owned - at cost (market value $2,360,000)	756,757
Furniture, equipment and leasehold improvements - net of accumulated depreciation and amortization of $1,445,490	1,001,735
Other assets	637,237
Total assets	$ 303,245,173
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, not yet purchased, at market value	$ 5,488,641
Payable to brokers, dealers and clearing organizations	128,941,971
Payable to customers	1,556,371
Securities sold under agreements to repurchase	10,189,103
Accounts payable and accrued expenses	2,789,793
Other liabilities	36,425
Total liabilities	149,002,304
Commitments and contingencies (Note 6)	
Stockholder's equity	154,242,869
Total stockholder's equity	154,242,869
Total liabilities and stockholder's equity	$ 303,245,173

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Description of the Business

Banca IMI Securities Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Chicago Board of Trade ("CBOT") and of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which in turn is wholly owned by Banca D'Intermediazione Mobiliare IMI S.p.A. ("Banca IMI"), the investment banking arm of Sanpaolo IMI Group (the "Group").

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. The production and distribution of research products compliment this activity. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e. NYSE, NASDAQ, Xetra, and Italian Stock Exchange) for U.S. and European clients. Furthermore, the Company provides limited corporate finance services. Cedar Street Securities Corp. (the "Subsidiary"), dormant since 1995, is wholly owned by the Company.

2. Summary of Significant Accounting Policies

The Consolidated Statement of Financial Condition includes the accounts of the Company and the Subsidiary. All intercompany balances and transactions have been eliminated in the consolidation.

Securities transactions of the Company are recorded on a trade date basis.

Customer securities transactions are recorded on a settlement date basis.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109").

The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

The Company's securities owned are carried at market value. Market value is determined by reference to third party sources such as exchanges and other broker dealers. Management estimates that the aggregate net fair value of other financial instruments recognized on the Consolidated Statement of Financial Condition approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to periodic repricing.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded as financing transactions (i.e., reflected as assets and liabilities) and are carried at their resale or repurchase amounts including accrued interest.

The Company is required to reclassify the market value of securities owned pledged to counterparties, in which the counterparty has the right to sell or repledge the securities, from securities owned to securities owned, pledged to counterparties (see Note 3). The Company is also required to disclose the market value of collateral received which it has the ability to sell or repledge (see Note 6).

3. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased at December 31, 2001 consist of the following:

	Securities Owned	Securities Sold, But Not Yet Purchased
Corporate bonds	$ 13,633,673	$ -
Government bonds	5,438,233	5,488,641
Not readily marketable bonds and warrants	1,008,100	-
	$ 20,080,006	$ 5,488,641

At December 31, 2001 there were no securities owned which were pledged to counterparties.

4. Income Taxes

The Company and its Subsidiary are included in the consolidated federal income tax return of IMI U.S. The Company and its Subsidiary file a combined state and local income tax return with IMI U.S.

Federal income taxes have been determined on a separate company basis, except that with respect to the Company's deferred tax asset relating to net operating loss carryforwards, IMI U.S. may opt, at its discretion, to utilize any and all of the Company's available net operating loss carryforwards to reduce its or the consolidated group's tax liability. During 2001, the Company utilized approximately $2.8 million of the Company's federal net operating loss carryforwards, which reduced the Company's deferred tax asset by $983,000.

Items that result in deferred tax assets and the related valuation allowance at December 31, 2001 are as follows:

Federal net operating loss carryforwards	$ 16,994,972
Timing differences	717,439
Total deferred tax assets	17,712,411
Less - Valuation allowance	(17,712,411)
Net deferred tax asset recognized on the Consolidated Statement of Financial Condition	$ -

The Federal net operating loss carryforwards reflected above expire at various times commencing with December 31, 2010. The Company has not recognized a deferred tax asset for Federal net operating loss carryforwards of approximately $15 million that are subject to significant limitations pursuant to an "Ownership Change" under Section 382 of the Internal Revenue Code. The Federal net operating losses subject to the limitations described above expire at various dates through December 31, 2009.

5. Capital Stock

At December 31, 2001, authorized capital stock of the Company consisted of 44,500 shares of convertible preferred stock with a stated value of $1,000 per share and 22,000 shares of no par common stock. Of these shares, 27,780 shares of convertible preferred stock, recorded at their stated value, and 16,720 shares of common stock, recorded at their original issuance price of $1,000 per share, were issued and outstanding and owned entirely by IMI U.S. The convertible preferred stock has equal voting rights with the common stock. Additionally, the convertible preferred stock has preference in the event of liquidation with respect to unpaid dividends ($9,188,990 at December 31, 2001), but otherwise shares ratably with common stock in all cumulative gains or losses of the Company.

6. Commitments and Contingencies

The Company has obligations under a noncancellable operating lease for office space which expires in April 2007. The aggregate minimum lease commitment for office space is listed below:

Year ending December 31,	
2002	$ 558,531
2003	558,531
2004	558,531
2005	558,531
2006	558,531
Thereafter	186,177
	$ 2,978,832

Additionally, the Company leases various equipment under noncancellable operating leases expiring in one to three years. Annual commitments under such lease aggregate $28,850 in 2002, $21,313 in 2003, and $8,169 in 2004.

At December 31, 2001, the approximate market values of collateral received on a settlement date basis, that can be sold or replaced by the Company, excluding the impact of FAS Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"), were:

Sources of collateral	
Securities purchased under agreements to resell	$ 122,773,000
Securities received in securities borrowed vs. cash transactions	720,000
Total	$ 123,493,000

At December 31, 2001, the approximate market values of the portion of collateral received on a settlement date basis, that were sold or repledged by the Company, excluding the impact of FIN 41, were:

Uses of collateral	
Securities purchased under agreements to repurchase	$ 10,197,000
Securities sold, not yet purchased	5,489,000
Total	$ 15,686,000

7. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 which specifies uniform net capital requirements for its registrants. The Company has elected the "Alternative Net Capital Requirement" under paragraph (f) of SEC Rule 15c3-1, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (SEC Rule 15c3-3), subject to certain adjustments. At December 31, 2001, the Company had net capital of $134,964,572, which exceeded requirements by $133,435,027.

8. Concentrations of Credit Risk

The Company is engaged in various brokerage activities and its counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of loss depends on the credit-worthiness of the counterparty and the value of collateral obtained by the Company. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business and to obtain collateral, where applicable.

In the event of default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements can result in exposure in the event of counterparty non-performance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest).

As of December 31, 2001, repurchase agreements with a related party represent 100% of the total repurchase balance. Reverse repurchase agreements with three non-affiliated counterparties represent 95% of the total reverse repurchase balance.

As of December 31, 2001, securities owned consisted of a 54% concentration in a foreign bank note.

9. Related Parties

The Company has extensive transactions with affiliates of Sanpaolo IMI. These activities include executing securities transactions, repurchase and reverse repurchase transactions and providing operational support for foreign affiliates in their dealings in the United States of America securities markets.